	Kirk A. Davenport II Direct Dial: 212-906-1284 kirk.davenport@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
FIRM / AFFILIATE OFFICES
	July 15, 2015	Abu Dhabi	Milan
		Barcelona	Moscow
	VIA EDGAR AND OVERNIGHT DELIVERY	Beijing	Munich
		Boston	New Jersey
	Division of Corporation Finance	Brussels	New York
	United States Securities and Exchange Commission	Century City	Orange County
	100 F Street, N.E.	Chicago	Paris
	Washington, D.C. 20549	Dubai	Riyadh
	Attention: Justin Dobbie	Düsseldorf	Rome
		Frankfurt	San Diego
Re:	MCBC Holdings, Inc.	Hamburg	San Francisco
	Registration Statement on Form S-1	Hong Kong	Shanghai
	Filed May 1, 2015	Houston	Silicon Valley
	File No. 333-203815	London	Singapore
		Los Angeles	Tokyo
		Madrid	Washington, D.C.

Ladies and Gentlemen:

Reference is hereby made to the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”), of MCBC Holdings, Inc. (the “Company”) in connection with the offering of shares of the Company’s common stock (the “Offering”).  This letter responds to the comment letter, dated July 14, 2015, from the staff of the Securities and Exchange Commission (the “Staff”) to Terry McNew, the Company’s President and Chief Executive Officer, regarding Amendment No. 4 (“Amendment No. 4”) to the above-captioned Registration Statement, which was initially filed with the Commission on May 1, 2015 (the “Initial Filing”).  The responses provided in this letter are based on information provided to Latham & Watkins LLP by the Company. The Company expects to file Amendment No. 5 to the Registration Statement (“Amendment No. 5”) today.

In this letter, the numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses.  Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

General

1.              We note your response to our prior comment 1. Please file a consent for Mr. Campion. Please refer to Rule 438 under the Securities Act of 1933.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that a consent has been filed for Mr. Campion pursuant to Rule 438 of the Securities Act of 1933 as Exhibit 99.1 to Amendment No. 5.

Part II, Item 15. Recent Sales of Unregistered Securities, page II-2

2.              Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed. Please refer to Item 701 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page II-2 of Amendment No. 5 to indicate that the issuances of restricted stock described in Item 15 were exempt from registration under the Securities Act pursuant to Section 4(a)(2) under the Securities Act, relating to transactions by an issuer not involving any public offering.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-906-1284 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Kirk A. Davenport II

Kirk A. Davenport II
of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Terry McNew, President and Chief Executive Officer, MCBC Holdings, Inc.

Frank J. Lopez, Esq., Proskauer Rose LLP

Robin Feiner, Esq., Proskauer Rose LLP